Exhibit 12.1

Geokinetics Inc. and Subsidiaries

Computation of Earnings to Fixed Charges

	For the Year Ended, December 31,					For the Three Months Ended March 31,
	2004	2005	2006	2007	2008	2009

Earnings Before Fixed Charges:
Income/(loss) from continuing operations before Income taxes, minority interest and income/ (loss) from equity investees	(441)	(1,871)	(942)	(13,684)	10,254	11,192
Add fixed charges	1,002	1,233	23,166	22,449	34,190	8,947
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—
Income /(loss) before fixed charges	561	(638)	22,224	8,765	44,444	20,139

Preferred Dividends
Amount paid	—	—	—	4,712	6,028	1,958
Grossed up to pre-tax based on 46% effective tax rate	—	—	—	8,725	11,162	3,625

Fixed Charges:
Interest expense	441	474	11,298	9,265	6,992	1,611
Amortization of debt issuance costs	—	—	4,608	875	336	122
Estimate of interest expense within rental expense	561	759	7,260	12,309	26,862	7,214
Total fixed charges	1,002	1,233	23,166	22,449	34,190	8,947

Deficiency of earnings available to cover fixed charges	(441)	(1,871)	(942)	(13,684)	—	—

Ratio of Earnings to Fixed Charges	—	—	—	—	1.3	2.3

Deficiency of earnings available to cover fixed charges and preferred dividends	(441)	(1,871)	(942)	(22,409)	(908)	—

Ratio of Earnings to Fixed Charges and Preferred Dividends	—	—	—	—	—	1.6